Agustín Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
TEL. 53-10-25-59 Fax. 53-10-24-96

INDUSTRIAS CH, S.A. DE C.V.

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Industrias CH, S.A. de C.V.
Rule 12g3-2(b) File No. 82-34903

The enclosed results of operations for the twelve-month period ended December 31, 2005 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A. de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3 -2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Sergio Vigil
Chief Financial Oficer

Enclosures

Any forward-looking information contained herein is inherently subjected to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein."

2005 was a very challenging year for ICH. The first semester of last year steel prices experienced a downward trend. Last third quarter prices stabilized and ICH was able to acquire Republic, a very interesting and promising SBQ (Special Bar Quality) operation in the United States, that enabled us to double our size in terms of sales.

The fourth quarter, in which prices remained very stable, the company experienced maintenance un-programmed shutdowns which resulted in higher costs and lower production.

2005 can be considered as the transition year for the company, we were not able to reach the levels of profitability that we were able to achieve in 2004; EBITDA was 2.3 billion pesos, 10% lower than a year ago.

In the fourth quarter, mainly for reasons mentioned before, cost of goods sold were 17% higher than in the third quarter of 2005, and expenses were 20% higher compared also to the third quarter. As a consequence of it gross profit EBIT and EBITDA declined 6%, 25% and 11%, respectively against third quarter 2005.

ICH management is unsatisfied with those results, and its goal for this year will be to increase the company's margins and profitability. We think that ICH has the opportunity to achieve this goal. In terms of metric tons shipped, the company achieved an increase of 8% and 99% in the fourth quarter of 2005, compared against the third quarter of 2005 and fourth quarter of 2004 respectably; year over year the increase was of 76% and for the first time in its history the company surpassed the 2 million metric tons in shipments of steel products.

In terms of sales ICH achieved a 13% and a 112% increase in the last quarter of 2005 against the third quarter of 2005 and the fourth quarter of 2004 respectively for the whole year 2005 the increase in sales was 90% compared with the whole 2004. 51% of 2005 sales were made in Mexico and 49% were made abroad, most of them in the United States.

The companys sales in 2005 showed flexibility and diversification: SBQ (Special Bar Quality) and wealded pipe, value added products, represented 60% of total sales; and steel from those product lines is used in the autopart and energy (oil equipment) industries predominantly. Comodity products, that are mainly used in the construction industry, like rebar and streucturals represented the other 40% of 2005 sales.

The cash generated douring the last quarter was for capital expenditure and to reduce Republics debt. Financial debt in the company at the end of last year was 409 million pesos and cach was 730 million pesos.

INDUSTRIAS CH, S.A. DE C.V.

Agustín Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
TEL. 53-10-25-59 Fax. 53-10-24-96

CHANGE OF EXTERNAL AUDITOR

Tlalnepantla Edo. de México, México, March 3, 2006.

Registrant: Industrias CH, S.A. de C.V.

Symbol: BMV "ich-b"

Previous External Auditor:
C. P. Guillermo Teran Mares
KPMG Cárdenas Dosal, S.C. Member of KPMG International

New External Auditor:
C. P. Alejandro Ruiz Onofre
Mancera, S.C. Member of Ernst & Young

The audit committee of Industrias CH, S. A. de C. V. proposed to the board of directors a change in the external auditor for the company for the year ended December 31, 2005, from KPMG Cardenas Dosal, S.C. Member of KPMG International, to Mancera, S.C. Member of Ernst & Young, and the board of directors approved the same, as being in the company's best interests.

3-MAR-2006

INDUSTRIAS CH, S.A DE C.V. FOURTH QUARTER RESULTS

Quartely results

(thousand pesos)	4T '05	4T '04	3T '05	4T'05 vs. 4T'04	4T'05 vs. 3T'05
Sales	5,865,855	2,761,757	5,175,353	112%	13%
Cost of Goods Sold	5,092,337	1,816,074	4,352,341	180%	17%
Gross Profit	773,518	945,683	823,012	(18%)	(6%)
Operating Expenses	420,056	299,622	349,993	40%	20%
Operating Profit	353,462	646,061	473,019	(45%)	(25%)
EBITDA	512,441	729,086	581,506	(29%)	(11%)
Net Profit	366,771	535,517	336,256	(31%)	9%
Sales outside Mexico	3,822,957	81,991	3,366,320	4562%	13%
Sales in Mexico	2,042,898	2,679,766	18,090,033	(23%)	12%
Volume (tons)	691	346	635	99%	8%



Sales
Cost of Sales
Gross Profit
Operating Expenses
Operating Profit
EBITDA
Net Profit
0
1
2
3
4
5
6
7
Thousand million pesos
4Q05
3Q05
4Q04

Anual results

(thousand pesos)	2005	2004	2005 vs 2004
Sales	16,219,045	8,514,535	90%
Cost of Goods Sold	13,076,367	5,271,785	148%
Gross Profit	3,142,678	3,242,750	(3%)
Operating Expenses	1,228,650	921,728	33%
Operating Profit	1,914,028	2,321,022	(17%)
EBITDA	2,360,148	2,621,177	(10%)
Net Profit	1,510,994	2,163,024	(30%)
Sales outside Mexico	7,987,760	1,066,782	648%
Sales in Mexico	8,231,285	7,447,753	10%
Volume (tons)	2,030	1,147	76%



Sales
Cost of Sales
Gross Profit
Operating Expenses
Operating Profit
EBITDA
Net Profit
0
2
4
6
8
10
12
14
16
18
Thousand million pesos
2005
2004

Sales integration of ICH 31 December 2005

Product	Volumen (thousand tons)	Average price	Sales %
SBQ	936	8,925	52%
Welded pipe	93	14,210	8%
Light Structurals	458	7,011	20%
Structurals	295	6,717	12%
Rebar	241	5,457	8%
Other	7	5,114	0%
Total Sales	2,030	7,990	100%
Sales in Mexico	1,138	7,233	51%
Sales Outside Mexico	892	8,955	49%


Rebar
12%
Other
0%
Structurals
15%
SBQ
45%
Light
Structurals
23%
Welded pipe
5%


Outside
Mexico, 49%
Mexico, 51%

Financial Structure

For the twelve month period ended December 31 2005 ICH debt decreased 43% to Ps. 409 million compared to Ps. 718 million for the third quarter 2005. The net cash position decreased 14% from Ps.849 million for the third quarter 2005 compared with Ps. 730 million for the fourth quarter 2005.
As a result of these the company increases its net cash position by 145% from Ps. 131 million in the third quarter 2005 to Ps. 321 million in the fourth quarter 2005.

Relevant Events

On July 22, 2005 Industrias CH ("ICH") and its subsidiary Grupo Simec aquired 100% of the stock of Republic. ICH aquired 49.8% and Grupo Simec 50.2% of Republic sotck. The cash purchase price of USD 229 million was financed by internally generated funds. As of December 31 2005 the total amount of Republic liabilities was Ps. 406 millon. Republic is the leading producer of Special Bar Quality (SBQ) steel in the United States and, together woth ICH will become the largest producer of this kind of steel in North America

INDUSTRIAS CH, S.A. DE C.V.

México City –February 23 2006. Industrias CH S.A. de C.V. announces its results for the twelve month period ended 31 December 2005.

Comparative fourth quarter 2005 vs fourth quarter 2004

Net Sales
Net sales increased 112% from Ps. 2,761 million for the fourth quarter 2004 compared with Ps. 5,865 million for the same period 2005. Sales in tons of finished steel increased 99% to 691 thousand tons in the fourth quarter 2005 compared with 346 thousand tons in the same period 2004. The total tons of steel sold outside of Mexico for the fourth quarter 2005 increased 535% to 349 thousand tons compared with 62 thousand tons for the same period 2004.

Direct Cost of Sales
Direct cost of sales increased 180% from Ps.1,816 million in the fourth quarter 2004 to Ps. 5,092 million for the same period 2005. With respect to sales, in the fourth quarter 2005, the direct cost.of sales represents 87% compared to 66% for the same period 2004. The direct cost of sales increased in the fourth quarter 2005 due to an increase in the volume os sales, and an increase in the price of scrap and energy.

Gross Profit
Gross profit for the fourth quarter 2005 decreased 18% to Ps. 773 million compared to Ps. 945 million in the same period 2004. The gross profit as a percentage of net sales for the fourth quarter 2005 was 13% compared with 34% for the same period of 2004.

Operating Expenses
Operating expenses increased 40% to Ps. 420 million in the fourth quarter 2005 compared to Ps. 299 million for the same period 2004.

Operating Profit
Operating profit decreased 45% from Ps. 646 million in the fourth quarter 2004 to Ps. 353 million for the same period 2005. The operating profit as a percentage of sales decreased from 23% in the fourth quarter 2004 to 6% in the same period 2005.

Integral Financial Cost
Integral financial cost for the fourth quarter 2005 represented an expense of Ps. 50 million compared with the expense Ps. 14 million for the same period 2004. Income because of interests were Ps. 9 millon in 2005 compared with 52 million in the same period 2004.

Other Expenses (Income) net
The company recorded other expenses net for Ps. 47 million for the fourth quarter 2005 compared with other income net for Ps. (163) million for the same period 2004.

Taxes and Profit Shearing
Taxes and profit shearing for the fourth quarter 2005 decreased to Ps. (110) million compared to Ps. 88 million for the same period 2004.

Minority Interest
Minority interest for the fourth quarter 2005 increased to Ps. 54 million compared to Ps.39 million for the same period 2004.

Net Profit
Net profit decreased to Ps. 366 million in the fourth quarter 2005 from Ps. 535 million

Comparative fourth quarter 2005 vs third quarter 2005

Net Sales

Net sales increased 13% from Ps. 5,175 million for the third quarter 2005 compared with Ps. 5,865 million for the fourth quarter 2005. Sales in tons of finished steel increased 8% to 691 thousand tons in the fourth quarter 2005 compared with 635 thousand tons in the third quarter 2005. The total tons of steel sold outside of Mexico for the fourth quarter 2005 increased 6% to 394 thousand tons compared with 371 thousand tons for the third quarter 2005.

Direct Cost of Sales

Direct cost of sales increased 17% from Ps.4,352 million in the third quarter 2005 to Ps. 5,092 million for the fourth quarter 2005. With respect to sales, in the fourth quarter 2005, the direct cost of sales represents 87% compared to 84% for the third quarter 2005. The direct cost of sales increased in the fourth quarter 2005 due to an increase in the volume os sales, and an increase in the price of scrap and energy.

Gross Profit

Gross profit for the fourth quarter 2005 decreased 6% to Ps. 773 million compared to Ps. 823 million in the third quarter 2005. The gross profit as a percentage of net sales for the fourth quarter 2005 was 13% compared with 16% for the third quarter 2005.

Operating Expenses

Operating expenses increased 20% to Ps. 420 million in the fourth quarter 2005 compared to Ps. 349 million for the third quarter 2005.

Operating Profit

Operating profit decreased 25% from Ps. 473 million in the third quarter 2005 to Ps. 353 million for the fourth quarter 2005. The operating profit as a percentage of sales decreased to 13% in the fourth quarter 2005 to 16% in the third quarter 2005.

Integral Financial Cost

Integral financial cost for the fourth quarter 2005 represented an expense of Ps. 50 million compared with the expense Ps. 155 for the third quarter 2005. Incomes because of interests were Ps. 9 million in the fourth quarter 2005 compared with Ps. 15 million in the third quarter 2005.

Other Expenses (Income) net

The company recorded other expenses net for Ps. 47 million for the fourth quarter 2005 compared with other income net for Ps. (19) million for the third quarter 2005.

Taxes and Profit Shearing

Taxes and profit shearing for the fourth quarter 2005 decreased to Ps. (110) million compared to Ps. 1 million for the third quarter 2005.

Minority Interest

Minority interest for the fourth quarter 2005 increased to Ps. 54 million compared to Ps.76 million for the third quarter 2005.

Net Profit

Net profit decreased to Ps. 366 million in the fourth quarter 2005 from Ps. 336 million in the third quarter 2005

Comparative 2004 vs. 2005

Net Sales
Net sales increased 90% from Ps. 8,514 million for the fourth quarter 2004 compared with Ps. 16, 219 million for the same period 2005. Sales in tons of finished steel increased 76% to 2 million tons in the fourth quarter 2005 compared with 1.1 million tons in the same period 2004. The total tons of steel sold outside of Mexico for the fourth quarter 2005 increased 379% to 892 thousand tons compared with 186 thousand tons for the same period 2004.

Direct Cost of Sales
Direct cost of sales increased 148% from Ps. 5,271 million in the fourth quarter 2004 to Ps. 13,076 million for the same period 2005. With respect to sales, in the fourth quarter 2005, the direct cost of sales represents 81% compared to 62% for the same period 2004. The direct cost of sales increased in the fourth quarter 2005 due to an increase in the volume of sales, and an increase in the price of scrap and energy.

Gross Profit
Gross profit for the fourth quarter 2005 decreased 3% to Ps. 3,142 million compared to Ps. 3,242 million in the same period 2004. The gross profit as a percentage of net sales for the fourth quarter 2005 was 19% compared with 38% for the same period of 2004.

Operating Expenses
Operating expenses increased 33% to Ps. 1,228 million in the fourth quarter 2005 compared to Ps. 921 million for the same period 2004.

Operating Profit
Operating profit decreased 17% from Ps. 2,321 million in the fourth quarter 2004 to Ps. 1,914 million for the same period 2005. The operating profit as a percentage of sales decreased from 27% in the fourth quarter 2004 to 12% in the same period 2005.

Integral Financial Cost
Integral financial cost for the fourth quarter 2005 represented an expense of Ps. 254 million compared with the expense Ps. 15 million for the same period 2004. Income because of interest were Ps. 60 million in the fourth quarter 2005 compared with Ps. 79 million for the same period 2004.

Other Expenses (Income) net
The company recorded other expenses net for Ps. 15 million for the fourth quarter 2005 compared with other income net for Ps. (179) million for the same period 2004.

Taxes and Profit Shearing
Taxes and profit shearing for the fourth quarter 2005 decreased to Ps. 132 million compared to Ps. 637 million for the same period 2004.

Minority Interest
Minority interest for the fourth quarter 2005 increased to Ps. 215 million compared to Ps.216 million for the same period 2004.

Net Profit
Net profit decreased to Ps. 1,510 million in the fourth quarter 2005 from Ps. 2,163 million

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **4** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 31 DE DICIEMBRE DE 2005 Y 2004
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**19,434,791**	**100**	**14,140,392**	**100**
2	**ACTIVO CIRCULANTE**	**9,534,776**	**49**	**5,838,277**	**41**
3	EFECTIVO E INVERSIONES TEMPORALES	730,243	4	658,885	5
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	3,263,899	17	1,447,614	10
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	273,865	1	213,257	2
6	INVENTARIOS	5,143,893	26	3,475,120	25
7	OTROS ACTIVOS CIRCULANTES	122,876	1	43,401	0
8	**LARGO PLAZO**	**0**	**0**	**0**	**0**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**8,926,622**	**46**	**7,988,594**	**56**
13	INMUEBLES	3,529,205	18	3,535,359	25
14	MAQUINARIA Y EQUIPO INDUSTRIAL	8,938,019	46	8,828,555	62
15	OTROS EQUIPOS	250,619	1	152,455	1
16	DEPRECIACION ACUMULADA	4,375,493	23	4,542,862	32
17	CONSTRUCCIONES EN PROCESO	584,272	3	15,087	0
18	**ACTIVO DIFERIDO (NETO)**	**973,393**	**5**	**313,521**	**2**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**6,354,752**	**100**	**4,261,659**	**100**
21	**PASIVO CIRCULANTE**	**2,650,881**	**42**	**1,458,155**	**34**
22	PROVEEDORES	1,604,524	25	885,698	21
23	CREDITOS BANCARIOS	17,646	0	158,223	4
24	CREDITOS BURSATILES	3,255	0	3,516	0
25	IMPUESTOS POR PAGAR	50,300	1	54,914	1
26	OTROS PASIVOS CIRCULANTES	975,156	15	355,804	8
27	**PASIVO A LARGO PLAZO**	**389,019**	**6**	**0**	**0**
28	CREDITOS BANCARIOS	389,019	6	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,299,519**	**52**	**2,791,119**	**65**
32	**OTROS PASIVOS**	**15,333**	**0**	**12,385**	**0**
33	**CAPITAL CONTABLE**	**13,080,039**	**100**	**9,878,733**	**100**
34	**PARTICIPACION MINORITARIA**	**1,276,590**	**10**	**992,317**	**10**
35	**CAPITAL CONTABLE MAYORITARIO**	**11,803,449**	**90**	**8,886,416**	**90**
36	**CAPITAL CONTRIBUIDO**	**7,201,877**	**55**	**5,277,442**	**53**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	5,098,604	39	3,484,908	35
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,055,563	8	1,001,508	10
39	PRIMA EN VENTA DE ACCIONES	1,047,710	8	791,026	8
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**4,601,572**	**35**	**3,608,974**	**37**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	3,216,234	25	1,964,586	20
43	RESERVA PARA RECOMPRA DE ACCIONES	1,021,893	8	327,010	3
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(931,806)	(7)	(628,804)	(6)
45	**RESULTADO NETO DEL EJERCICIO**	1,295,251	10	1,946,182	20

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **4** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**730,243**	**100**	**658,885**	**100**
46	EFECTIVO	477,333	65	212,853	32
47	INVERSIONES TEMPORALES	252,910	35	446,032	68
18	**CARGOS DIFERIDOS**	**973,393**	**100**	**313,521**	**100**
48	GASTOS AMORTIZABLES (NETO)	788,745	81	0	0
49	CREDITO MERCANTIL	167,839	17	0	0
50	IMPUESTOS DIFERIDOS	17	0	313,521	100
51	OTROS	16,792	2	0	0
21	**PASIVO CIRCULANTE**	**2,650,881**	**100**	**1,458,155**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	1,884,164	71	539,332	37
53	PASIVOS EN MONEDA NACIONAL	766,717	29	918,823	63
24	**CREDITOS BURSATILES CORTO PLAZO**	**3,255**	**100**	**3,516**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	3,255	100	3,516	100
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**975,156**	**100**	**355,804**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	0	0	0	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	975,156	100	355,804	100
27	**PASIVO A LARGO PLAZO**	**389,019**	**100**	**0**	**100**
59	PASIVO EN MONEDA EXTRANJERA	389,019	100	0	0
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,299,519**	**100**	**2,791,119**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	3,165,148	96	2,769,192	99
67	OTROS	134,371	4	21,927	1
32	**OTROS PASIVOS**	**15,333**	**100**	**12,385**	**100**
68	RESERVAS	15,333	100	12,385	100
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(931,806)**	**100**	**(628,804)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(801,678)	(86)	(801,612)	(127)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(130,128)	(14)	172,808	27

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **4** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	6,883,895	4,380,122
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	70	28
75	NUMERO DE EMPLEADOS (*)	1,556	1,245
76	NUMERO DE OBREROS (*)	3,968	2,086
77	NUMERO DE ACCIONES EN CIRCULACION (*)	436,574,580	120,169,248
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **4** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2005 Y 2004
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**16,219,045**	**100**	**8,514,535**	**100**
2	COSTO DE VENTAS	13,076,367	81	5,271,785	62
3	**RESULTADO BRUTO**	**3,142,678**	**19**	**3,242,750**	**38**
4	GASTOS DE OPERACION	1,228,650	8	921,728	11
5	**RESULTADO DE OPERACION**	**1,914,028**	**12**	**2,321,022**	**27**
6	COSTO INTEGRAL DE FINANCIAMIENTO	254,776	2	15,268	0
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,659,252**	**10**	**2,305,754**	**27**
8	OTRAS OPERACIONES FINANCIERAS	15,953	0	(179,930)	(2)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,643,299**	**10**	**2,485,684**	**29**
10	PROVISION PARA IMPUESTOS Y P.T.U.	132,305	1	637,810	7
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,510,994**	**9**	**1,847,874**	**22**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,510,994**	**9**	**1,847,874**	**22**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,510,994**	**9**	**1,847,874**	**22**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	(315,150)	(4)
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,510,994**	**9**	**2,163,024**	**25**
19	PARTICIPACION MINORITARIA	215,743	1	216,842	3
20	**RESULTADO NETO MAYORITARIO**	**1,295,251**	**8**	**1,946,182**	**23**

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2005**

ESTADO DE RESULTADOS
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**16,219,045**	**100**	**8,514,535**	**100**
21	NACIONALES	8,231,285	51	7,447,753	87
22	EXTRANJERAS	7,987,760	49	1,066,782	13
23	CONVERSION EN DOLARES (***)	741,138	5	92,028	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**254,776**	**100**	**15,268**	**100**
24	INTERESES PAGADOS	36,996	15	2,882	19
25	PERDIDA EN CAMBIOS	256,833	101	12,139	80
26	INTERESES GANADOS	60,686	24	79,884	523
27	GANANCIA EN CAMBIOS	50,992	20	22,119	145
28	RESULTADO POR POSICION MONETARIA	72,625	29	102,250	670
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**15,953**	**100**	**(179,930)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	15,953	100	(179,930)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**132,305**	**100**	**637,810**	**100**
32	I.S.R.	124,550	94	49,751	8
33	I.S.R. DIFERIDO	7,755	6	590,439	93
34	P.T.U.	0	0	650	0
35	P.T.U. DIFERIDA	0	0	(3,030)	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2005**

ESTADO DE RESULTADOS

CONSOLIDADO

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	17,029,997	8,940,262
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	16,219,045	8,514,535
39	RESULTADO DE OPERACION (**)	1,914,028	2,321,022
40	RESULTADO NETO MAYORITARIO (**)	1,295,251	1,946,182
41	RESULTADO NETO (**)	1,510,994	2,163,024

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: ICH TRIMESTRE: **4** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**5,865,855**	**100**	**2,761,757**	**100**
2	COSTO DE VENTAS	5,092,337	87	1,816,074	66
3	**RESULTADO BRUTO**	**773,518**	**13**	**945,683**	**34**
4	GASTOS DE OPERACION	420,056	7	299,622	11
5	**RESULTADO DE OPERACION**	**353,462**	**6**	**646,061**	**23**
6	COSTO INTEGRAL DE FINANCIAMIENTO	50,182	1	14,673	1
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**303,280**	**5**	**631,388**	**23**
8	OTRAS OPERACIONES FINANCIERAS	47,121	1	(163,205)	(6)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**256,159**	**4**	**794,593**	**29**
10	PROVISION PARA IMPUESTOS Y P.T.U.	(110,612)	(2)	88,116	3
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**366,771**	**6**	**706,477**	**26**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**366,771**	**6**	**706,477**	**26**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**366,771**	**6**	**706,477**	**26**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	170,960	6
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**366,771**	**6**	**535,517**	**19**
19	PARTICIPACION MINORITARIA	54,409	1	39,682	1
20	**RESULTADO NETO MAYORITARIO**	**312,362**	**5**	**495,835**	**18**

CLAVE DE COTIZACION: ICH
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2005**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**5,865,855**	**100**	**2,761,757**	**100**
21	NACIONALES	2,042,898	35	2,679,766	97
22	EXTRANJERAS	3,822,957	65	81,991	3
23	CONVERSION EN DOLARES (***)	361,206	6	7,073	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**50,182**	**100**	**14,673**	**100**
24	INTERESES PAGADOS	19,261	38	(12,978)	(88)
25	PERDIDA EN CAMBIOS	33,557	67	6,352	43
26	INTERESES GANADOS	9,724	19	52,431	357
27	GANANCIA EN CAMBIOS	22,756	45	(12,160)	(83)
28	RESULTADO POR POSICION MONETARIA	29,844	59	61,570	420
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**47,121**	**100**	**(163,205)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	47,121	100	(163,205)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(110,612)**	**100**	**88,116**	**100**
32	I.S.R.	(269,808)	(244)	26,109	30
33	I.S.R. DIFERIDO	159,196	144	64,381	73
34	P.T.U.	0	0	653	1
35	P.T.U. DIFERIDA	0	0	(3,027)	(3)

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **4** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2005 Y 2004
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**1,510,994**	**2,163,024**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	389,018	(225,912)
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**1,900,012**	**1,937,112**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(2,332,283)	(890,881)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**(432,271)**	**1,046,231**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	248,181	148,142
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	1,867,240	0
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**2,115,421**	**148,142**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(1,611,792)**	**(1,348,527)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	71,358	(154,154)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	658,885	813,039
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	730,243	658,885

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **4** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA. **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**389,018**	**(225,912)**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	446,120	300,155
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	2,948	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	256,833	(28,732)
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	72,625	(15,194)
17	+ (-) OTRAS PARTIDAS	(389,508)	(482,141)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(2,332,283)**	**(890,881)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(1,816,285)	(625,112)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(1,668,773)	(1,571,533)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(140,084)	278,797
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	718,825	507,913
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	574,034	519,054
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**248,181**	**148,142**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	17,385	157,018
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	389,019	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	0	10,829
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(158,223)	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	(19,705)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**1,867,240**	**0**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	1,613,696	0
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	253,544	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(1,611,792)**	**(1,348,527)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(1,071,316)	(1,276,673)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	(570,577)	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	30,101	(71,854)

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2005**

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	9.32	%	25.40	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	10.97	%	21.90	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	7.77	%	15.30	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%		%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(4.81)	%	(4.73)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.83	veces	0.60	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.82	veces	1.07	veces
8	ROTACION DE INVENTARIOS (**)	2.54	veces	1.52	veces
9	DIAS DE VENTAS POR COBRAR	63	días	53	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	9.03	%	1.78	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	32.70	%	30.14	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.49	veces	0.43	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	35.77	%	12.66	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	4.36	%	0.00	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	51.74	veces	805.35	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	2.55	veces	2.00	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	3.60	veces	4.00	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.66	veces	1.62	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.50	veces	1.37	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	27.55	%	45.19	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	11.71	%	22.75	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(14.38)	%	(10.46)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	(11.68)	veces	363.02	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	11.73	%	100.00	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	88.27	%	0.00	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	66.47	%	94.67	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **4** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 3.46		$ 17.41	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 3.46		$ 15.60	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ (2.62)	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 27.04		$ 73.95	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.75	veces	1.21	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	6.53	veces	5.53	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

El día 10 de septiembre de 2004, Industrias CH, S. A. de C. V. a través de su subsidiaria Grupo Simec, S.A. de C.V. finiquito completamente la adquisición de los inventarios, terrenos, edificios, maquinaria y equipo, absorbiendo el pasivo laboral de las plantas de Apizaco, Tlaxcala y Cholula Puebla; que eran propiedad de Industrias Ferricas del Norte, S.A. de C.V. (Corporación Sidenor España) donde el monto pagado ascendió aproximadamente a $ 135 millones de dólares, la inversión se realizo con recursos propios. Se empezó a operar la Siderurgica Tlaxcala y la planta Cholula Puebla, desde el 01 de agosto, por lo que los resultados de operación de ambas plantas se están reflejando en los resultados desde el tercer trimestre del 2004.

El 22 de julio de 2005, Industrias CH, S. A. de C. V., y su subsidiaria Grupo Simec, S. A. de C. V., adquirieron las acciones en circulación de PAV Republic, Inc. ("Republic"). La transacción fue valuada en $ 229 millones de dólares. De donde Industrias CH, adquirió el 49.8% de las acciones representativas de Republic mientras que su subsidiaria Grupo Simec, compro el 50.2% restante. Cabe aclarar que la operación fue financiada con recursos propios de ambas compañías. Se comenzó a operar la planta de Republic desde el 23 de julio de 2005, por lo que los resultados de operación de Republic se están reflejando en los resultados desde cuarto trimestre del 2005.
El 22 de julio de 2005, Industrias CH, S. A. de C. V., y su subsidiaria Grupo Simec, S. A. de C. V., adquirieron las acciones en circulación de PAV Republic, inc. ("Republic"). La transacción fue valuada en $ 229 millones de dólares. De donde Industrias CH, adquirió el 49.8% de las acciones representativas de Republic mientras que su subsidiaria Grupo Simec, compro el 50.2% restante. Cabe aclarar que la operación fue financiada con recursos propios de ambas compañías. Se comenzó a operar la planta de Republic desde el 23 de julio de 2005, por lo que los resultados de operación de Republic se están reflejando en los resultados desde cuarto trimestre del 2005.

Para dar cumplimiento con lo establecido en el articulo 35 de la circular única de emisoras en el ultimo párrafo del inciso I en donde nos menciona que en la información trimestral que presenta la emisora correspondiente al trimestre en que surte efectos la Reestructuración Corporativa Relevante y durante los 3 siguientes, deberá incluir en sus notas, para efectos comparativos, un estado financiero con cifras pro forma en el que se presente la situación financiera de la emisora como si la Reestructuración respectiva hubiera surtido efectos en el ejercicio anterior. Así mismo el articulo 81 inciso IV de la circular única de emisoras nos marca que los estados financieros pro forma deberán presentar o excluir el impacto de operaciones sobre la situación financiera de la emisora, o bien, de modificaciones en la aplicación de políticas, criterios, o practicas contables, como si las mencionadas operaciones o modificaciones hubiesen o no, según sea el caso, surtido efectos a la fecha que se refieran dichos estados financieros pro forma. En todo caso, los estados financieros pro forma deberán elaborarse en la medida de lo posible, siguiendo los mismos principios contables conforme a los cuales se elaboran sus estados financieros. La información financiera

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

deberá incluir en columnas comparativas, cifras base, cifras de ajuste pro forma y cifras pro forma resultantes, así como acompañarse de notas complementarias que expliquen claramente las bases de preparación.

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS
ESTADO DE RESULTADOS
(MILES DE PESOS)
DOCE MESES TERMINADOS AL 31 DE DICIEMBRE DE

	2005			
	ICH SIN APIZACO, CHOLULA Y REPUBLIC	APIZACO Y CHOLULA	REPUBLIC	ICH CONSOLIDADO
TONELADAS VENDIDAS	926,433	413,925	1,635,954	2,976,312
VENTAS NETAS	7,159,062	2,732,184	16,095,309	25,986,555
COSTO DE VENTAS	5,119,682	2,015,006	14,471,080	21,605,768
RESULTADO BRUTO	2,039,380	717,178	1,624,229	4,380,787
GASTOS DE OPERACION	704,512	246,963	862,926	1,814,401
RESULTADO DE OPERAC.	1,334,868	470,215	761,303	2,566,386
COSTO INT. DE FIN.	221,709	12,988	133,597	368,294
OTROS GTOS. (IGRE.)	(7,718)	40,160	(43,325)	(10,883)
IMPUESTOS	79,600	21,327	243,981	344,908
PARTIDAS EXTRAOR.	0	0	0	0
RESULTADO NETO	1,041,277	395,740	427,050	1,864,067

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS
ESTADO DE RESULTADOS
(MILES DE PESOS)
DOCE MESES TERMINADOS AL 31 DE DICIEMBRE DE

	2004			
	ICH SIN APIZACO, CHOLULA Y REPUBLIC	APIZACO Y CHOLULA	REPUBLIC	ICH COSOLIDADO
Toneladas vendidas	949,683	361,286	1,633,209	2,944,178
Ventas netas	7,281,513	2,519,462	14,230,131	24,031,106
Costo de ventas	4,409,753	1,837,565	12,799,485	19,046,803
Resultado bruto	2,871,760	681,897	1,430,646	4,984,303
Gasto de operación	846,285	245,942	643,574	1,735,801
Resultado de operación	2.025,475	435,955	787,072	3,248,502

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

Costo integral de financ.	12,432	65 335	223,875	301,642
Otros gastos (ingresos)	(179,734)	15,415	(123,624)	(287,943
Impuestos	637,810	0	216,073	853,883
Partidas Extraordinarias	(315,150)	0	0	(315,150
Resultado Neto	1,870,117	355,205	470,748	2,696,070

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS
ESTADO DE SITUACION FINANCIERA
(MILES DE PESOS)
31 DE DICIEMBRE DE

	---2005---	----------Pro forma 2004---------		
	ICH CONSOLIDADO	ICH SIN REPUBLIC	AJUSTES REPUBLIC	ICH CONSOLIDADO PRO-FORMA
Activo Circulante	9,534,776	5,838,277	4,703,686	10,541,963
Activo a Largo Plazo	0	0	0	0
Inmue.,Planta y equipO	8,926,622	7,988,594	225,399	8,213,993
Activo Diferido	973,393	313,521	182,319	495,840
Activo Total	19,434,791	14,140,392	5,111,404	19,251,796
Pasivo Circulante	2,650,881	1,458,155	1,372,766	2,830,921
Pasivo Largo Plazo	389,019	0	2,636,875	2,636,875
Créditos Diferidos	3,314,852	2,803,504	0	2,803,504
Capital Contable	13,080,039	9,878,733	1,101,763	10,980,496

El estado de resultados pro-forma incluye la información por el periodo de enero a julio del 2004 de las compañías Atlax y Metamex que eran las propietarias de las plantas de Cholula y Puebla, y para los estados de resultados de Republic se consideraron los resultados de enero a septiembre de 2004 y enero a julio 22 del 2005 que le correspondieron a los anteriores dueños de Republic.
El estado de situación financiera al 31 de diciembre de 2005 incluye las plantas de Apizaco, Cholula y Republic y para el estado de situación financiera pro-forma del 2004 se incluye la información de Republic a esa fecha, ya que las plantas de Apizaco y Cholula ya se encuentran integradas en el estado de situación financiera.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

Industrias, CH, S. A. de C. V., y sus subsidiarias muestran sus resultados de operación al 31 de Diciembre de 2005.

Comparativo cuarto trimestre 2005 vs cuarto trimestre 2004

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 112%, Ps. 2,761 millones durante el cuarto trimeste de 2004 comparados con Ps. 5,865 millones en el mismo período del 2005. Las ventas en toneladas de productos de acero aumentaron un 99% a 691 mil toneladas en el cuarto trimestre de 2005 comparadas con las 346 mil toneladas en el mismo período de 2004. Las toneladas de producto vendidas en el extranjero en el cuarto trimestre de 2005 aumentaron el 535% a 394 mil toneladas comparadas con las 62 mil toneladas del mismo período del año anterior.

Costo de Ventas
El costo directo de ventas aumentó el 180% de Ps. 1,816 millones en el cuarto trimestre de 2004 a Ps. 5,092 millones en el mismo período de 2005. Con respecto a ventas, en el cuarto trimestre de 2005, el costo representa el 87% comparado contra el 66% del mismo período de 2004. El costo de ventas, aumentó en el cuarto trimestre de 2005 debido principalmente al aumento en el volumen de ventas; además del incremento en los precios de la chatarra, electricidad y gas.

Utilidad Bruta
La utilidad bruta de la Compañía para el cuarto trimestre de 2005 disminuyo el 18% a Ps. 773 millones comparados con los Ps. 945 millones del mismo período de 2004. La utilidad bruta como porcentaje respecto a las ventas netas para el cuarto trimestre de 2005 fue del 13% comparada contra el 34% en el mismo período de 2004.

Gastos de Operación
Los gastos de venta y de administración, aumentaron el 40% a Ps. 420 millones el cuarto trimestre de 2005 respecto a los Ps. 299 millones del mismo período de 2004.

Utilidad de Operación
La utilidad de operación disminuyo el 45% de Ps. 646 millones en el cuarto trimestre de 2004 a Ps. 353 millones en el mismo período de 2005. Con respecto a ventas, el margen de operación de ICH disminuyó 17 puntos porcentuales al pasar de 23% en el cuarto trimestre de 2004 al 6% en el mismo período de 2005.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía en el cuarto trimestre de 2005, fue un gasto de Ps. 50 millones comparados con los Ps. 14 millones de gasto para el mismo período del 2004. Los ingresos por intereses fueron de Ps. 9 millones en de 2005 comparados contra los Ps. 52 millones de ingresos por intereses en el mismo período de 2004.

Otros Gastos (Ingresos), neto
La Compañía registró otros gastos netos por Ps. 47 millones durante el cuarto trimestre de 2005 comparados contra otros ingresos netos por Ps. (163) millones por el mismo período de 2004.

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores
La Compañía ha registrado una disminucion por Ps. (110) millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores durante el cuarto trimestre de 2005, comparados con los Ps. 88 millones de provisión para el mismo período del año anterior

Participación Minoritaria
ICH registró una participación minoritaria de Ps. 54 millones en el cuarto trimestre de 2005, comparados con los 39 millones del mismo periodo del 2004.

Utilidad Neta
Como resultado de lo expuesto con anterioridad, la Compañía registró una utilidad neta de Ps. 366 millones en el cuarto trimestre de 2005 contra una utilidad neta de Ps. 535 millones para el mismo período del año anterior.

Comparativo cuarto trimestre 2005 vs tercer trimestre 2005

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 13%, de Ps. 5,175 millones durante el tercer trimeste de 2005 comparados con Ps. 5,865 millones en el cuarto trimestre del 2005. Las ventas en toneladas de productos de acero aumentaron un 8% a 691 mil toneladas en el cuarto trimestre de 2005 comparadas con las 635 mil toneladas en el tercer trimestre de 2005. Las toneladas de producto vendidas en el extranjero en el cuarto trimestre de 2005 aumentaron el 6% a 394 mil toneladas comparadas con las 371 mil toneladas del tercer trimestre del 2005.

Costo de Ventas
El costo directo de ventas aumentó el 17% de Ps. 4,352 millones en el tercer trimestre de 2005 a Ps. 5,092 millones en el cuarto trimestre de 2005. Con respecto a ventas, en el cuarto trimestre de 2005, el costo representa el 87% comparado contra el 84% del tercer trimestre de 2005.

Utilidad Bruta
La utilidad bruta de la Compañía para el cuarto trimestre de 2005 disminuyo el 6% a Ps. 773 millones comparados con los Ps. 823 del tercer trimestre de 2005. La utilidad bruta como porcentaje respecto a las ventas netas para el cuarto trimestre de 2005 fue del 13% comparada contra el 16% en el tercer trimestre de 2005.

Gastos de Operación
Los gastos de venta y de administración, aumentaron el 20% a Ps. 420 millones el cuarto trimestre de 2005 respecto a los Ps. 349 millones del tercer trimestre de 2005.

Utilidad de Operación
La utilidad de operación disminuyo el 25% de Ps. 473 millones en el tercer trimestre 2005 a Ps. 353 millones en el cuarto trimestre de 2005. Con respecto a ventas, el margen de operación de ICH disminuyó 3 puntos porcentuales al pasar de 9% en el tercer trimestre del 2005 al 6% en el cuarto trimestre de 2005.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía en el cuarto trimestre de

2005, fue un gasto de Ps. 50 millones comparados con los Ps. 155 millones de gasto para el tercer trimestre de 2005. Los ingresos por intereses fueron de Ps. 9 millones en el cuarto trimestre de 2005 comparados contra los Ps. 15 millones de ingresos por intereses en el tercer trimestre de 2005.

Otros Gastos (Ingresos), neto
La Compañía registró otros gastos netos por Ps. 47 millones durante el cuarto trimestre de 2005 comparados contra otros ingresos netos por Ps. (19) millones por el tercer trimestre de 2005.

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores
La Compañía ha registrado una disminución por Ps. (110) millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores durante el cuarto trimestre de 2005, comparados con los Ps. 1 millon de provisión para el tercer trimestre del 2005

Participación Minoritaria
ICH registró una participación minoritaria de Ps. 54 millones en el cuarto trimestre de 2005, comparados con los 76 millones en el tercer trimestre de 2005.

Utilidad Neta
Como resultado de lo expuesto con anterioridad, la Compañía registró una utilidad neta de Ps. 366 millones en el cuarto trimestre de 2005 contra una utilidad neta de Ps. 336 millones para el tercer trimestre de 2005.

Comparativo periodo Ene-Dic 2005 vs Ene-Dic 2004

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 90%, de Ps. 8,514 millones durante los doce meses terminados al 31 de diciembre de 2004 a Ps. 16,219 millones en el mismo período del 2005. Las ventas en toneladas de productos de acero aumentaron un 76% a 2 millones de toneladas en los doce meses terminados al 31 de diciembre de 2005 comparadas con las 1.1 millones de toneladas en el mismo período de 2004. Las toneladas de producto vendidas en el extranjero en los doce meses terminados al 31 de diciembre de 2005 aumentaron el 379% a 892 mil toneladas comparadas con las 186 mil toneladas del mismo período del año anterior.

Costo de Ventas
El costo directo de ventas aumentó el 148% de Ps. 5,271 millones en los doce meses terminados al 31 de diciembre de 2004 a Ps. 13,076 millones en el mismo período de 2005. Con respecto a ventas, en los doce meses terminados al 31 de diciembre de 2005, el costo representa el 81% comparado contra el 62% del mismo período de 2004. El costo de ventas aumento principalmente por la adquisición de Republic, lo cual implica mayores volúmenes de venta.

Utilidad Bruta
La utilidad bruta de la Compañía para los doce meses terminados al 31 de diciembre de 2005 disminuyo el 3% a Ps. 3,142 millones comparados con los Ps. 3,242 millones del mismo período de 2004. La utilidad bruta como porcentaje respecto a las ventas netas para los doce meses terminados al 31 de diciembre de 2005 fue del 19% comparada contra el 38% en el mismo período de 2004.

Gastos de Operación

Los gastos de venta, y de administración, aumentaron el 33% a Ps. 1,228 millones en los doce meses terminados al 31 de diciembre de 2005 respecto a los Ps. 921 millones del mismo período de 2004.

Utilidad de Operación
La utilidad de operación disminuyó el 17% de Ps. 2,321 millones en los doce meses terminados al 31 de diciembre de 2004 a Ps. 1,914 millones en el mismo período de 2005. Con respecto a ventas, el margen de operación de ICH disminuyó 15 puntos porcentuales al pasar de 27% en los doce meses terminados al 31 de diciembre de 2004 al 12% en el mismo período de 2005.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía por los doce meses terminados al 31 de diciembre de 2005, fue un gasto de Ps. 254 millones comparados con los Ps. 15 millones de gasto para el mismo período del 2004. Los ingresos por intereses fueron de Ps. 60 millones en los doce meses terminados el 31 de diciembre de 2005 comparados contra los Ps. 79 millones de ingresos por intereses en el mismo período de 2004.

Otros Gastos (Ingresos), neto
La Compañía registró otros gastos netos por Ps. 15 millones para los doce meses terminados al 31 de diciembre de 2005 comparados contra otros ingresos netos por Ps. (179) millones por el mismo período de 2004.

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores
La Compañía ha registrado una provisión por Ps. 132 millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores en los doce meses terminados al 31 de diciembre de 2005, comparados con los Ps. 637 millones de provisión para el mismo período del año anterior

Participación Minoritaria
ICH registró una participación minoritaria de Ps. 215 millones en los doce meses terminados al 31 de diciembre de 2005, comparados con los 216 millones del mismo periodo del 2004.

Utilidad Neta
Como resultado de lo expuesto con anterioridad, la Compañía registró una utilidad neta de Ps. 1,510 millones en los doce meses terminados al 31 de diciembre de 2005 contra una utilidad neta de Ps. 2,163 millones para el mismo período del año anterior.

INFORME AL CUARTO TRIMESTRE DE 2005

Resultados Trimestrales

(miles de pesos)	4T '05	4T '04	3T '05	4T´05 vs 4T'04	4T´05 vs 3T'05
Ventas	5,865,855	2,761,757	5,175,353	112%	13%
Costo de Ventas	5,092,337	1,816,074	4,352,341	180%	17%
Utilidad Bruta	773,518	945,683	823,012	(18%)	(6%)
Gastos Operación	420,056	299,622	349,993	40%	20%
Utilidad Operación	353,462	646,061	473,019	(45%)	(25%)
EBITDA	512,441	729,086	581,506	(29%)	(11%)
Utilidad Neta	366,771	535,517	336,256	(31%)	9%
Ventas en el extranj.	3,822,957	81,991	3,366,320	4,562%	13%
Ventas en México	2,042,898	2,679,766	1,809,033	(23%)	12%
Ventas en Toneladas	691	346	635	99%	8%

Resultados anuales

(miles de pesos)	2005	2004	2005 vs 2004
Ventas:	16,219,045	8,514,535	90%
Costo de Ventas	13,076,367	5,271,785	148%
Utilidad Bruta	3,142,678	3,242,750	(3%)
Gastos Operación	1,228,650	921,728	33%
Utilidad Operación	1,914,028	2,321,022	(17%)
EBITDA	2,360,148	2,621,177	(10%)
Utilidad Neta	1,510,994	2,163,024	(30%)
Ventas en el extranjero	7,987,760	1,066,782	648%
Ventas en México	8,231,285	7,447,753	10%
Ventas en Toneladas	2,030	1,147	76%

Integración de ventas al 31 de diciembre 2005

Producto	Volumen (miles de ton)	Precio Promedio (pesos)	% de ventas
Aceros Especiales	936	8,925	52%
Tuberia	93	14,210	8%
P. Comerciales	458	7,011	20%
P. Estructurales	295	6,717	12%
Corrugado	241	5,457	8%
Otros	7	5,114	0%
Total Ventas	2,030	7,990	100%
Total México	1,138	7,233	51%
Total Extranjero	892	8,955	49%

Estructura Financiera

Al 31 de diciembre del 2005 la deuda financiera de ICH desciende 43% a Ps. 409 millones, comparados con Ps. 718 millones al tercer trimestre del 2005. La posición de efectivo disminuyo 14% de Ps. 849 millones en el tercer trimestre de 2005 comparados con los Ps.730 millones al cuarto trimestre de 2005. Como consecuencia de lo anterior la empresa aumenta su posición neta de efectivo en 145% al pasar de Ps. 131 millones al 30 de septiembre de 2005 a Ps. 321 millones al 31 de diciembre del 2005.

Eventos relevantes

El 22 de julio de 2005, Industrias CH ("ICH") y su subsidiaria Grupo Simec adquirieron las acciones en circulación de PAV Republic Inc. ("Republic"). La transacción fue valuada en $229 millones de dólares, Simec adquirió el 50.2% de las acciones representativas de Republic e ICH adquirió el 49.8% restante. Cabe aclarar que la operación fue financiada con recursos propios de ambas compañías. Al 31 de diciembre 2005 la deuda financiera de "Republic" asciende a Ps. 406 millones. Republic es el líder del mercado de los Estados Unidos de América en aceros especiales (Special Bar Quality-SBQ- por sus siglas en inglés) y junto con Simec constituyen desde ahora el principal productor de aceros especiales en el continente americano.

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

ANEXO 2 **CONSOLIDADO**
Impresión Final

INDUSTRIAS CH, S.A. DE C.V., ES UNA SOCIEDAD TENEDORA DE ACCIONES DE UN GRUPO DE EMPRESAS DEDICADAS PRINCIPALMENTE A LA FABRICACION Y VENTA DE ACEROS ESPECIALES, TUBERIA UTILIZADA PARA LA CONSTRUCCION DE TODA CLASE DE DUCTOS, VARILLA, PERFILES DE ACERO Y ESTRUCTURALES PARA LA INDUSTRIA DE LA CONSTRUCCION, INDUSTRIA AUTOMOTRIZ E INDUSTRIA MANUFACTURERA, TANTO EN MEXICO COMO EN EL EXTRANJERO.

BASE DE CONSOLIDACION:

LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE LA COMPAÑIA Y SUS SUBSIDIARIAS EN LAS QUE POSEE MAS DEL 50% DE SU CAPITAL SOCIAL Y/O EJERCE CONTROL.

LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑIAS DEL GRUPO SE HAN ELIMINADO EN LA PREPARACION DE LOS ESTADOS FINANCIEROS CONSOLIDADOS; LA CONSOLIDACION SE EFECTUO CON BASE A LOS ESTADOS FINANCIEROS DE LAS COMPAÑIAS EMISORAS QUE FUERON PREPARADOS DE ACUERDO A LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS.

LAS COMPAÑIAS INCLUIDAS SON LAS SIGUIENTES:

INDUSTRIAS CH, S.A. DE C.V.
OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.
SERVICIOS CH, S.A. DE C.V.
ACEROS CH, S.A. DE C.V.
CIA. MEX. DE PERFILES Y TUBOS, S.A. DE C.V.
COMERCIALIZADORA DE CIA. MEX. DE PERFILES Y TUBOS, S.A. DE C.V.
INMOBILIARIA PYTSA, S.A. DE C.V.
COMERCIALIZADORA PYTSA, S.A. DE C.V. (1)
PROCARSA, S.A. DE C.V.
INMOBILIARIA PROCARSA, S.A. DE C.V.
TUBERIAS PROCARSA, S.A. DE C.V.
OPERADORA PROCARSA, S.A. DE C.V.
PROCARSA INDUSTRIAL, S.A. DE C.V.
SIDERURGICA DEL GOLFO, S.A. DE C.V.
SIGOSA ACEROS, S.A. DE C.V.
ADMINISTRACION Y CONTROL DE LA PRODUCCION, S.A. DE C.V.
SERVICIOS ADMINISTRATIVOS SIGOSA, S.A. DE C.V.
PYTSA MONCLOVA, S.A. DE C.V.
RECUBRIMIENTOS PROCARSA, S.A. DE C.V.
OPERADORA ICH, S.A. DE C.V.
ADMINISTRACION DE EMPRESAS CH, S.A. DE C.V.
PYTSA INDUSTRIAL, S.A. DE C.V.
ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.
OPERADORA DE TUBERIA INDUSTRIAL DE MONTERREY, S.A. DE C.V. (1)
LAMINA Y MAQUILAS DEL NORTE, S.A. DE C.V. (1)
OPERADORA DE LAMINADOS Y PERFILES DE MONTERREY, S.A. DE C.V. (1)
OPERADORA DE LAMINA Y MAQUILA DEL NORTE, S.A. DE C.V. (1)
TUBULARES Y PERFILES INDUSTRIALES, S.A. DE C.V. (1)
GRUPO SIMEC, S.A. DE C.V.
CIA. SIDERURGICA DE GUADALAJARA, S.A. DE C.V.

CIA. SIDERURGICA DE CALIFORNIA, S.A. DE C.V.
SERVICIOS SIMEC, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA ICH, S.A. DE C.V.
COORDINADORA DE SERVICIOS SIDERURGICOS DE CALIDAD, S.A. DE C.V.

INDUSTRIAS DEL ACERO Y DEL ALAMBRE, S.A. DE C.V.
PROCESADORA MEXICALI, S.A. DE C.V.
SISTEMAS DE TRANSPORTE DE BAJA CALIFORNIA, S.A. DE C.V.
ADMINISTRACION DE LA CARTERA DE OCCIDENTE, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS SIDERURGICOS DE TLAXCALA, S.A. DE C.V.
OPERADORA DE SERVICIOS SIDERURGICOS DE TLAXCALA, S.A. DE C.V.
OPERADORA DE METALES, S.A. DE C.V.
UNDERSHAFT INVESTMENTS, N.V.
PACIFIC STEEL, INC.
CIA. SIDERURGICA DEL PACIFICO, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA, S. A. DE C. V.
OPERADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA ICH, S.A. DE C.V.
PAV REPUBLIC, INC.
(1) COMPAÑIA EN SUSPENSION DE ACTIVIDADES

EQUIVALENTES DE EFECTIVO.

LOS EQUIVALENTES DE EFECTIVO INCLUYEN DEPOSITOS EN CUENTAS BANCARIAS, MONEDAS EXTRANJERAS Y OTROS SIMILARES DE INMEDIATA REALIZACION. A LA FECHA DE LOS ESTADOS FINANCIEROS, LOS INTERESES Y LAS UTILIDADES O PERDIDAS EN VALUACION SE INCLUYEN EN LOS RESULTADOS DEL EJERCICIO, COMO PARTE DEL RESULTADO INTEGRAL DE FINANCIAMIENTO.

INVENTARIOS Y COSTO DE VENTAS.

LOS INVENTARIOS SE VALUAN ORIGINALMENTE AL COSTO PROMEDIO Y POSTERIORMENTE SE AJUSTAN PARA DEJARLOS EXPRESADOS A SU COSTO DE REPOSICION O VALOR DE MERCADO, EL MENOR. LOS VALORES SON DETERMINADOS SOBRE LAS SIGUIENTES BASES:

BILLET, PRODUCTOS TERMINADOS Y EN PROCESO	AL COSTO DE LA ULTIMA PRODUCCION DEL MES.
MATERIAS PRIMAS	DE ACUERDO A LOS PRECIOS DE COMPRA QUE REGIAN EN EL MERCADO A LA FECHA DEL BALANCE GENERAL.
MATERIALES, REFACCIONES Y RODILLOS	AL COSTO HISTORICO ACTUALIZADO POR LOS INDICES DE INFLACION DE LA INDUSTRIA DEL ACERO.

LA COMPAÑIA CLASIFICA COMO INVENTARIOS A LARGO PLAZO LOS RODILLOS Y REFACCIONES QUE DE ACUERDO A DATOS HISTORICOS Y TENDENCIAS DE PRODUCCION, NO SE UTILIZARAN EN EL CORTO PLAZO (UN AÑO).

EL COSTO DE VENTAS REPRESENTA EL COSTO DE REPOSICION DE LOS INVENTARIOS AL MOMENTO DE LA VENTA, EXPRESADO EN PESOS DE PODER ADQUISITIVO AL CIERRE DEL CUARTO TRIMESTRE DEL 2005.

INMUEBLES, MAQUINARIA Y EQUIPO.

LOS INMUEBLES, MAQUINARIA Y EQUIPO, SE REGISTRAN AL COSTO DE ADQUISICION Y SE ACTUALIZAN MEDIANTE FACTORES DERIVADOS DEL INPC, EXCEPTO POR LA MAQUINARIA Y

EQUIPO DE PROCEDENCIA EXTRANJERA, LA CUAL SE ACTUALIZA UTILIZANDO LOS INDICES INFLACIONARIOS DEL PAIS DE ORIGEN Y LAS VARIACIONES DE LOS TIPOS DE CAMBIO EN RELACION CON EL PESO.

EL RESULTADO INTEGRAL DE FINANCIAMIENTO, CORRESPONDIENTE A ACTIVOS EN PERIODOS DE CONSTRUCCION O INSTALACION, SE CAPITALIZA COMO PARTE DEL VALOR DE LOS ACTIVOS Y SE ACTUALIZA CON UN FACTOR DERIVADO DEL INPC DESDE LA FECHA DE CAPITALIZACION HASTA LA FECHA DEL EJERCICIO Y SE AMORTIZA EN EL PLAZO PROMEDIO DE DEPRECIACION DE LOS ACTIVOS CORRESPONDIENTES.

LA DEPRECIACION DE LOS INMUEBLES, MAQUINARIA Y EQUIPO SE CALCULA POR EL METODO DE LINEA RECTA, CON BASE EN LA VIDA UTIL ESTIMADA DE LOS ACTIVOS CORRESPONDIENTES, DETERMINADA EN FORMA INDIVIDUAL POR PERITOS INDEPENDIENTES.

LAS VIDAS UTILES TOTALES DE LOS PRINCIPALES GRUPOS DE ACTIVO SON COMO SIGUE:

	AÑOS
EDIFICIOS	DE 15 A 100
MAQUINARIA Y EQUIPO	DE 10 A 50
EQUIPO DE TRANSPORTE	DE 4 A 20
MUEBLES Y ENSERES	DE 10 A 15

LOS GASTOS DE MANTENIMIENTO Y REPARACIONES MENORES SE REGISTRAN EN LOS RESULTADOS CUANDO SE INCURREN, EN PAV REPUBLIC EL MANTENIMIENTO MAYOR SE CAPITALIZA.

OTROS ACTIVOS

LOS OTROS ACTIVOS INCLUYEN PRINCIPALMENTE ASISTENCIA TECNICA, EL NOMBRE DE REBLIC, ASI COMO RELACION CON CLIENTES, GASTOS DE ORGANIZACION Y GASTOS PREOPERATIVOS, LOS CUALES SE PRESENTAN A SU VALOR ACTUALIZADO CON BASE EN EL INPC. EXCEPTO LA ASISTENCIA TECNICA QUE SE PRESENTE A SU VALOR HISTORICO. LA AMORTIZACION SE CALCULA POR EL METODO DE LINEA RECTA, SOBRE LA BASE DEL VALOR ACTUALIZADO, EN UN PERIODO QUE VA DE 3 A 20 AÑOS.

PROVISIONES

LA COMPAÑIA RECONOCE, CON BASE EN ESTIMACIONES DE LA ADMINISTRACION, PROVISIONES DE PASIVO POR AQUELLAS OBLIGACIONES PRESENTES EN LAS QUE LA TRANSFERENCIA DE ACTIVOS O LA PRESTACION DE SERVICIOS ES VIRTUALMENTE INELUDIBLE Y SURGE COMO CONSECUENCIA DE EVENTOS PASADOS, PRINCIPALMENTE POR SUELDOS Y OTROS PAGOS AL PERSONAL Y HONORARIOS.

PRIMAS DE ANTIGUEDAD.

LOS BENEFICIOS ACUMULADOS POR PRIMAS DE ANTIGUEDAD, A QUE TIENEN DERECHO LOS TRABAJADORES POR LEY, SE RECONOCEN EN LOS RESULTADOS DE CADA EJERCICIO, CON BASE EN CALCULOS ACTUARIALES DEL VALOR PRESENTE DE ESTA OBLIGACION. LA AMORTIZACION DEL COSTO DE LOS SERVICIOS ANTERIORES, QUE NO SE HA RECONOCIDO, SE BASA EN LA VIDA DE SERVICIO ESTIMADA DEL PERSONAL. AL 31 DE DICIEMBRE DE 2004, LA VIDA DE SERVICIO ESTIMADA DE LOS EMPLEADOS QUE TIENEN DERECHO A LOS BENEFICIOS DEL PLAN ES APROXIMADAMENTE DE 17 AÑOS.

LAS DEMAS COMPENSACIONES, PRINCIPALMENTE INDEMNIZACIONES, A QUE PUEDE TENER DERECHO EL PERSONAL, SE RECONOCEN EN LOS RESULTADOS DEL EJERCICIO EN QUE SE PAGAN.

ENTORNO FISCAL

IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IMPAC), PARTICIPACION DE LOS TRABAJADORES EN LA UTILIDAD (PTU) Y PERDIDAS FISCALES POR AMORTIZAR.

A PARTIR DE 1995, LA COMPAÑIA, COMO EMPRESA CONTROLADORA, OBTUVO AUTORIZACION PARA PRESENTAR DECLARACION CONSOLIDADA DE ISR E IMPAC.

DE ACUERDO CON LA LEY DE ISR, EN 2004 Y 2003 LA COMPAÑIA CONSOLIDO, AL 60%, EL RESULTADO FISCAL DE SUS SUBSIDIARIAS PARA PROPOSITOS DEL ISR E IMPAC.

DE ACUERDO CON LA LEGISLACION FISCAL VIGENTE, LAS EMPRESAS DEBEN PAGAR EL IMPUESTO QUE RESULTE MAYOR ENTRE EL ISR Y EL IMPAC. AMBOS IMPUESTOS RECONOCEN LOS EFECTOS DE LA INFLACION, AUNQUE EN FORMA DIFERENTE DE LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MEXICO.

LA PTU SE CALCULA PRACTICAMENTE SOBRE LAS MISMAS BASES QUE EL ISR; PERO SIN RECONOCER LOS EFECTOS DE LA INFLACION.

LA LEY DEL IMPAC ESTABLECE UN IMPUESTO DEL 1.8% SOBRE EL VALOR DE LOS ACTIVOS ACTUALIZADOS, DEDUCIDOS DE CIERTOS PASIVOS.

AL 31 DE DICIEMBRE DE 2005, LAS COMPAÑIAS TIENEN IMPAC POR RECUPERAR EN AÑOS FUTUROS QUE SE INDEXARAN, HASTA LA FECHA EN QUE SE RECUPEREN.

EL ISR DIFERIDO SE REGISTRA DE ACUERDO CON EL METODO DE ACTIVOS Y PASIVOS, QUE COMPARA LOS VALORES CONTABLES Y FISCALES DE LOS MISMOS. SE RECONOCEN IMPUESTOS DIFERIDOS (ACTIVOS Y PASIVOS) POR LAS CONSECUENCIAS FISCALES FUTURAS ATRIBUIBLES A LAS DIFERENCIAS TEMPORALES ENTRE LOS VALORES REFLEJADOS EN LOS ESTADOS FINANCIEROS DE LOS ACTIVOS Y PASIVOS EXISTENTES Y SUS BASES FISCALES RELATIVAS, ASI COMO POR LAS PERDIDAS FISCALES POR AMORTIZAR Y LOS CREDITOS FISCALES NO USADOS (IMPAC). LOS ACTIVOS Y PASIVOS POR IMPUESTOS DIFERIDOS SE CALCULAN UTILIZANDO LAS TASAS ESTABLECIDAS EN LA LEY, QUE SE APLICARA A LA UTILIDAD GRAVABLE EN LOS AÑOS EN QUE SE ESTIMA QUE SE REVERTIRAN LAS DIFERENCIAS TEMPORALES. EL EFECTO DE CAMBIOS EN LAS TASAS FISCALES SOBRE LOS IMPUESTOS DIFERIDOS SE RECONOCE EN LOS RESULTADOS DEL PERIODO EN QUE SE APRUEBAN DICHOS CAMBIOS.

EN EL CASO DE PTU, UNICAMENTE SE DA EL TRATAMIENTO DE IMPUESTOS DIFERIDOS A LAS DIFERENCIAS TEMPORALES QUE SURGEN DE LA CONCILIACION ENTRE LA UTILIDAD DEL EJERCICIO Y LA RENTA GRAVABLE PARA PTU, SOBRE LAS CUALES SE PUEDA PRESUMIR RAZONABLEMENTE QUE VAN A PROVOCAR UN PASIVO O UN BENEFICIO FUTURO, Y NO EXISTA ALGUN INDICIO DE QUE LOS PASIVOS O LOS BENEFICIOS NO SE PUEDAN MATERIALIZAR.

Y POR ULTIMO LA UTILIDAD NETA DEL EJERCICIO DE CADA COMPAÑIA ESTARA SUJETA A LA DISPOSICION LEGAL QUE REQUIERE QUE EL 5% DE UTILIDAD DE CADA EJERCICIO SEA TRASPASADA A LA RESERVA LEGAL HASTA ALCANZAR UN 20% DEL CAPITAL SOCIAL. ESTA RESERVA NO ES SUSCEPTIBLE DE DISTRIBUIRSE A LOS ACCIONISTAS DURANTE LA EXISTENCIA DE LAS COMPAÑIAS EXCEPTO EN LA FORMA DE DIVIDENDOS EN ACCIONES.

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2005**

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.	COMPRA VTA, DIST. DE ACEROS ESPECIALES.	50	99.99	15	26,770
2 SERVICIOS CH, S.A. DE C.V.	PRESTACION DE TODA CLASE DE SERVICIOS	1	99.99	1	(4,404)
3 ACEROS CH, S.A. DE C.V.	PRESTACION DE TODA CLASE DE SERVICIOS	50	99.99	50	(27,228)
4 CIA MEX. DE PERF. Y TUBOS, S.A. DE C.V.	FABRIC. DE PERF. Y TUBULARES	6,568,355	99.99	1	31,234
5 INMOBILIARIA PYTSA, S.A. DE C.V.	ARREND. DE BIENES INMUEBLES	30,000,000	99.99	1	252
6 PROCARSA, S.A. DE C.V.	FAB. Y EXPORT. DE TUBERIA	123,628,404	99.99	4,963	80,930
7 INMOBILIARIA PROCARSA, S.A. DE C.V.	ARREND. DE BIENES INMUEBLES	50,000	99.99	1	1,566
8 TUBERIAS PROCARSA, S.A. DE C.V.	FAB. Y EXPORT. DE TUBERIA	588,927,239	99.99	23,644	2,059,310
9 OPERADORA PROCARSA, S.A. DE C.V.	COMP. VTA, DISTRIB. Y MAQ. DE TUBO	15,000	99.99	15	32,708
10 SIDERURGICA DEL GOLFO, S.A. DE C.V.	FAB. DE ANGULO Y SOLERA	12,117,550	99.99	1	72,755
11 SIGOSA ACEROS, S.A. DE C.V.	COMPRA VTA. Y DISTRIB. DE ANGULO Y SOLE	32,629,700	99.99	1	231
12 SERV. ADMTIVOS. SIGOSA, S.A. DE C.V.	PREST. DE TODA CLASE DE SERVICIOS	80,000	99.99	1	0
13 PYTSA MONCLOVA, S.A. DE C.V.	FAB. DE TUBOS Y PERFILES	50,000	99.99	1	26,215
14 RECUBRIMIENTOS PROCARSA, S.A. DE C.V.	SERV. DE RECUBRIM. EPOXICOS	50,000	99.99	1	(16,440)
15 GRUPO SIMEC, S.A. DE C.V.	MANUF. Y VENTA DE PROD. SIDERURGICOS	137,929,599	83.73	1	6,569,872
16 OPERADORA ICH, S.A. DE C.V.	FABRICACION DE ACEROS ESPECIALES	45,000	99.99	1	(166,038)
17 ADMON. DE EMPRESAS CH, S.A. DE C.V.	PRESTACION DE TODA CLASE DE SERVICIOS	50,000	99.99	1	(1,966)
18 PYTSA INDUSTRIAL, S.A. DE C.V.	COMPRA-VENTA Y FABRICACION DE PERFILES	65,758,645	99.99	1	588,114
19 ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.	FABRIC. VTA.Y DISTRIB. DE ANGULO Y SOLE	39,579,700	99.99	1	515,663
20 PROCARSA INDUSTRIAL, S.A. DE C.V.	COMPRA-VENTA Y DISTRIB.DE PROD.DE ACERO	31,000,000	99.99	1	549,840
21 ADMINISTRACION Y CONTROL DE LA PRODUCCION,S.A. DE	PREST.DE TODA CLASE DE SERVICIOS	50,000	99.99	1	981
22 COMERCIALIZADORA PYTSA S.A. DE C.V.	PREST.DE TODA CLASE DE SERVICIOS	50,000	99.99	1	0
23 SIM REP CORPORATION	TENEDORA DE ACCIONES	26	49.78	1	1,808,236
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**28,705**	**12,148,601**

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2005**

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
ASOCIADAS		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**0**	**0**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**12,148,601**

OBSERVACIONES

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) - Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) - Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
GE CAPITAL	20/05/2009	6.25	0	0	0	0	0	0	0	0	0	0	0	0	359,975	0
OHIO DEPARTMENT OF DEVEL	31/07/2008	3.00	0	0	0	0	0	0	0	0	0	17,646	18,322	10,722	0	0
TOTAL BANCARIOS			0	0	0	0	0	0	0	0	0	17,646	18,322	10,722	359,975	0
BURSATILES																
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
MEDIUM TERM NOTES	15/12/1998	9.33	0	0	0	0	0	0	0	0	3,255	0	0	0	0	0
TOTAL BURSATILES			0	0	0	0	0	0	0	0	3,255	0	0	0	0	0
PROVEEDORES																
PROVEEDORES																
DIVERSOS			642,506	0	0	157,752	0	0	0	0	0	804,266	0	0	0	0
TOTAL PROVEEDORES			642,506	0	0	157,752	0	0	0	0	0	804,266	0	0	0	0
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
DIVERSOS			73,911	0	0	0	0	0	0	0	0	901,245	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			73,911	0	0	0	0	0	0	0	0	901,245	0	0	0	0
TOTAL			716,417	0	0	157,752	0	0	0	0	3,255	1,723,157	18,322	10,722	359,975	0

OBSERVACIONES

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2005**

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6

CONSOLIDADO
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**258,055**	**2,781,236**	0	0	**2,781,236**
PASIVO	**174,543**	**1,881,174**	**277**	**2,990**	**1,884,164**
CORTO PLAZO	138,448	1,492,153	277	2,990	1,495,143
LARGO PLAZO	36,095	389,021	0	0	389,021
SALDO NETO	**83,512**	**900,062**	**(277)**	**(2,990)**	**897,072**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **4** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	6,162,340	5,280,148	(882,192)	0.00	0
FEBRERO	7,865,762	5,121,962	(2,743,800)	0.33	(9,055)
MARZO	7,866,673	4,993,000	(2,873,673)	0.45	(12,932)
ABRIL	8,192,802	4,721,499	(3,471,303)	0.36	(12,497)
MAYO	8,447,252	4,782,013	(3,665,239)	(0.25)	9,163
JUNIO	8,585,383	4,567,310	(4,018,073)	(0.10)	4,018
JULIO	8,671,053	4,911,398	(3,759,655)	0.39	(14,662)
AGOSTO	8,843,713	7,682,256	(1,161,457)	0.12	(1,394)
SEPTIEMBRE	8,801,973	6,793,144	(2,008,829)	0.40	(8,035)
OCTUBRE	8,336,272	6,942,994	(1,393,278)	0.25	(3,483)
NOVIEMBRE	8,245,088	6,689,527	(1,555,561)	0.72	(11,200)
DICIEMBRE	8,618,542	6,561,380	(2,057,162)	0.61	(12,548)
ACTUALIZACION:	0	0	0	0.00	0
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**(72,625)**

OBSERVACIONES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **4** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**

Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)
A) LA RELACION DE ACTIVO CIRCULANTE A PASIVO A CORTO PLAZO NO DEBERA SER MENOR A 1.0 VECES.
B) LOS PASIVOS CONSOLIDADOS NO DEBEN SER MAYORES AL 0.60 DEL TOTAL DEL PASIVO MAS EL CAPITAL CONTABLE.
C) LA UTILIDAD DE OPERACION MAS DEPRECIACION, MAS (MENOS) PARTIDAS VIRTUALES ENTRE LOS GASTOS FINANCIEROS DEBE SER IGUAL O MAYOR A 2.

ESTE PAPEL SE COLOCO EN LOS MERCADOS INTERNACIONALES.

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)
SITUACION ACTUAL
A) SE CUMPLIO LA RELACION ES 3.02
B) SE CUMPLIO EL PASIVO REPRESENTA EL 0.33
C) SE CUMPLIO EL RESULTADO ES 56.49

EL SALDO DEL CAPITAL AL 31 DE DICIEMBRE DE 2005 ASCIENDE A PS 3,255 (302,000) DOLARES.

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2005**

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
PLANTA DE ACERO TLALNEPANTLA	PLANTA PRODUCTORA DE ACEROS	100,000	68
-	ESPECIALES	0	0
PLANTA TUBERIA MONCLOVA	PLANTA PROD. DE TUB. CON COSTURA	260,000	30
-	DE GRANDES DIMENSIONES	0	0
PLANTA DE PERFILES ECATEPEC	PLANTA PROD. DE TUB. CON COSTURA	78,000	65
-	DE PEQUEÑAS DIMENSIONES	0	0
PLANTA DE LAMINACION	PLANTA PRODUCTORA DE PERFILES	250,000	70
MATAMOROS	COMERCIALES	0	0
PLANTA DE ACERO GUADALAJARA	PRODUCCION Y VENTA DE PRODUCTOS	480,000	86
-	DE ACERO	0	0
PLANTA DE ACERO MEXICALI	PRODUCCION Y VENTA DE PRODS.	250,000	85
-	DE ACERO	0	0
PLANTAS DE ACERO EN	PRODUCCION Y VENTA DE	460,000	90
APIZACO - CHOLULA	PRODUCTOS DE ACERO	0	0
PLANTA DE ACERIA EN CANTON	PRODUCCION DE BILLET	874,000	93
PLANTA DE ACERIA EN LORAIN	PRODUCCION DE BILLET	1,252,000	85
PLANTA LORAIN	PRODUCCION Y VENTA DE PRODUCTOS DE ACERO	816,000	79
PLANTA EN LACKAWANNA	PRODUCCION Y VENTA DE PRODUCTOS DE ACERO	576,000	96
PLANTA EN MASSILLION	PRODUCCION Y VENTA DE PRODUCTOS DE ACERO	114,000	90
PLANTA EN GARY	PRODUCCION Y VENTA DE PRODUCTOS DE ACERO	76,000	63
PLANTA EN ONTARIO	PRODUCCION Y VENTA DE PRODUCTOS DE ACERO	59,000	63

OBSERVACIONES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **4** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
FERROLIGAS	ARTICULOS FERROMETALES				22.00
	AIMCOR DE MEXICO, S.A.				
	DIST. DE ALEACIONES METALICAS				
	DIELS, S.A. DE C.V.				
ENERGIA ELECTRICA	LUZ Y FUERZA DEL CTRO.				9.00
GAS NATURAL	CONSORCIO MAXI-GAS				8.00
OXIGENO	PRAXAIR, S.A. DE C.V.				1.00
LAMINA ROLADA EN	ALTOS HORNOS DE				17.00
			A.G.		
			TECHINT S.A.		9.00
			HAN MOO, INC.		4.00
PALANQUILLA CALIENTE	T.A. 2000, S.A. DE C.V. MEXICO	PALANQUILLA	STEMCOR		82.00
		PALANQUILLA	TRADE ARBED		
	ACEROS D.M.S.A. DE C.V.	PALANQUILLA	DUFERCO		
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO S.A.	RESINAS EPOXICAS	DUPONT POWDER COATINGS		81.00
		GRANALLA DE ACERO	WHIEELABRATOR ABRASIVES INC.		
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS		40.00
ENERGIA ELECTRICA	C.F.E.				6.41
FERROALEACIONES	MINERA AUTLAN	FERROALEACIONES	GFM TRADING		12.50
ELECTRODOS	UCAR CARBON MEXICANA	ELECTRODOS	SGL CARBON GROUP		8.61
			ABRASIVES INC.		
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS		35.64
ENERGIA ELECTRICA	C.F.E.				6.41
FERROALEACIONES	MINERA AUTLAN	FERROALEACIONES	GFM TRADING		12.50
ELECTRODOS	UCAR CARBON MEXICANA	ELECTRODOS	SGL CARBON GROUP		8.61
	CIA MINERA AUTLAN				
			T.C.I. TRANS. COMODITIES		12.00

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2005**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACEROS ESPECIALES	764	5,649,936	256	1,973,645			FORJA DE MONTEF GRANT PRIDECO PALME INTERNACI TUBOS Y BARRAS
TUBERIA DE ACERO C.	237	2,477,569	62	900,786			TUVAPASA TICSA TUCOTA
PERFILES COMERCIALE	441	2,404,800	406	2,777,274			GRUPO COLLADO TAM-MEX
PERFILES ESTRUCTURA	301	1,363,036	247	1,679,903			DIS.ACERO IBARR/ ABINSA
CORRUGADO	242	891,291	160	863,879			FORTEACERO DIS. ACERO ANAHI RYERSON DE MEX.
OTROS			7	35,798			
TOTAL		12,786,632		8,231,285			

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2005**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACEROS ESPECIALES			680	6,380,112	USA		KREHER STEEL
					USA		NORRIS CILYNDER
					USA		MAGELLAN INTNAL
					USA		US ALLOYS
TUBERIA DE ACERO			31	420,778	USA		LB FOSTER CO
					USA		PFV SUPLY CO
PERFILES ESTRUCTURA			48	301,579	USA		CIERRA PIE
					COLOMBIA		PETROBRAS COLO
PERFILES COMERCIALE			52	434,108	USA		SIGOSA STEEL CO
CORRUGADO			81	451,183			
TOTAL				7,987,760			

OBSERVACIONES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: 4 AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	436,574,580			436,574,580	5,098,604	
TOTAL			**436,574,580**	**0**	**0**	**436,574,580**	**5,098,604**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
436,574,580

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **4** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

LOS PROYECTOS EN PROCESO AL 31 DE DICIEMBRE DEL 2005 SON LOS SIGUIENTES:

PROYECTOS EN PROCESO	MONTO INVERTIDO	GRADO DE AVANCE	FECHA DE CONCLUSION
DIVERSOS PROYECTOS EN LA PLANTAS DE MONCLOVA			
PROYECTO RECUBRIMIENTO INTERIOR	2,425	98%	MARZO-06
PROYECTO RANURADO DE TUBERIA	1,038	100%	MARZO-06
PROYECTO MOLINO 48" DIAM.	66,798	10%	ENERO-07
DIVERSOS PROYECTOS EN LAS PLANTAS DE MEXICO.	7,271		
COLADA CONTINUA EN LA PLANTA DE CANTON	438,223	85%	ABRIL-06
DIVERSOS PROYECTOS EN TLAXCALA	25,774		
CAMA DE ENFRIAMIENTO EN MEXICALI	34,789	90%	MARZO-06
DIVERSOS PROYECTOS EN PLANTAS GUADALAJARA Y MEXICALI	7,954		
TOTAL AL 31 DE DICIEMBRE DE 2005	584,272		

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN A LOS TIPOS DE CAMBIO VIGENTES EN LAS FECHAS DE SU CELEBRACION Y LIQUIDACION. LOS ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA SE CONVIERTEN A LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DEL BALANCE GENERAL CONSOLIDADO. LAS DIFERENCIAS EN CAMBIOS INCURRIDAS EN RELACION CON ACTIVOS Y PASIVOS CONTRATADOS EN MONEDA EXTRANJERA SE LLEVAN A LOS RESULTADOS DEL AÑO, FORMANDO PARTE DEL COSTO INTEGRAL DE FINANCIAMIENTO.

LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONVERTIDOS A MONEDA NACIONAL DE CONFORMIDAD CON EL BOLETIN B-15 "TRANSACCIONES EN MONEDA EXTRANJERA Y CONVERSION DE ESTADOS FINANCIEROS DE OPERACIONES EXTRANJERAS". TODAS LAS COMPAÑIAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONSIDERADAS COMO "OPERACIONES EXTRANJERAS INTEGRADAS", POR LO QUE SUS ESTADOS FINANCIEROS FUERON CONVERTIDOS A MONEDA NACIONAL, MEDIANTE EL SIGUIENTE PROCEDIMIENTO:

- APLICANDO EL TIPO DE CAMBIO A LA FECHA DEL BALANCE GENERAL CONSOLIDADO PARA LAS PARTIDAS MONETARIAS.
- APLICANDO EL TIPO DE CAMBIO DE CUANDO SE ORIGINARON LOS ACTIVOS NO MONETARIOS Y EL CAPITAL Y, EL TIPO DE CAMBIO PROMEDIO PONDERADO DEL PERIODO PARA LAS PARTIDAS DE RESULTADOS.
- EL EFECTO DE CONVERSION RESULTANTE SE REGISTRA EN EL ESTADO DE RESULTADOS DENTRO DEL RESULTADO INTEGRAL DE FINANCIAMIENTO.
- ACTUALIZANDO LOS VALORES RESULTANTES CONFORME A LAS DISPOSICIONES DEL BOLETIN B-10, APLICANDO EL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR "INPC".

CLAVE DE COTIZACION: ICH FECHA: 23/02/2006 15:37

INDUSTRIAS CH, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	INDUSTRIAS CH, S.A. DE C.V.
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA ,MEX
TELEFONO:	116510000
FAX:	11651001
DIRECCION DE INTERNET:	mario.padilla@industriasch.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	ICH8104249Q0
DOMICILIO FISCAL:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA ,MEX

RESPONSABLE DE PAGO

NOMBRE:	C.P. GUADALUPE TORREBLANCA IBARRA
DOMICILIO:	AGUSTIN MEGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA ,MEX
TELEFONO:	116510000
FAX:	116510001
E-MAIL:	finanzasich@prodigy.net.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL COSEJO DE ADMINISTRACION
NOMBRE:	ING. RUFINO VIGIL GONZALEZ
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	11651000
FAX:	11651001
E-MAIL:	vg@industriasch.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	C.P. SERGIO VIGIL GONZALEZ
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	11651000
FAX:	11651001

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ICH** FECHA: 23/02/2006 15:37

INDUSTRIAS CH, S.A. DE C.V.

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. SERGIO VIGIL GONZALEZ
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	11651000
FAX:	11651001
E-MAIL:	vg@industriasch.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	REPRESENTANTE LEGAL
NOMBRE:	LIC. HECTOR FELIPE MELGOZA MARIN
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	11651000
FAX:	11651001
E-MAIL:	vg@industriasch.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	
NOMBRE:	
DOMICILIO:	
COLONIA:	
C. POSTAL:	
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	
FAX:	
E-MAIL:	

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	
NOMBRE:	
DOMICILIO:	
COLONIA:	
C. POSTAL:	
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	
FAX:	
E-MAIL:	

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. JOSE LUIS RICO MACIEL
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	11651000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

FECHA: 23/02/2006 15:37

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	
NOMBRE:	LIC. RODOLFO GARCIA GOMEZ DE PARADA
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	11651000
FAX:	11651001
E-MAIL:	vg@industriasch.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
NOMBRE:	LIC. MARIO PADILLA VELASQUEZ
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	11651000
FAX:	11651001
E-MAIL:	mario.padilla@industriasch.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	REPRESENTANTE LEGAL
NOMBRE:	LIC. HECTOR FELIPE MELGOZA MARIN
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	11651000
FAX:	11651001
E-MAIL:	vg@industriasch.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	
NOMBRE:	LIC. MARIO PADILLA VELASQUEZ
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	11651000
FAX:	11651001
E-MAIL:	mario.padilla@industriasch.com.mx

CLAVE DE COTIZACION: ICH
INDUSTRIAS CH, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

LIC. HECTOR FELIPE MELGOZA MARIN **DIRECTOR ADMINISTRATIVO**	**C.P. SERGIO VIGIL GONZALEZ** **DIRECTOR GENERAL**

TLANEPANTLA, MEX, A 23 DE FEBRERO DE 2006